John K. Bakewell
Executive Vice President and
Chief Financial Officer
(901)867-4527
September 1, 2009
VIA U.S. Mail, FACSIMILE AND EDGAR
Mr. Kevin L. Vaughn
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Wright Medical Group, Inc. Form 10-K for the year ended December 31, 2008 Filed February 23, 2009 Form 10-Q for the quarterly period ended June 30, 2009 File No. 0-32883
Dear Mr. Vaughn:
This letter sets forth the responses of Wright Medical Group, Inc. to the comments of the staff (the Staff) of the Securities and Exchange Commission (the Commission) in the letter dated August 18, 2009, from Kevin L. Vaughn to Gary D. Henley, our Chief Executive Officer. We understand that your review and comments are intended to assist us with our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings. We appreciate the willingness of you and David Burton, Staff Accountant, to work with us in this regard. For convenience of reference, the numbers set forth below correspond to the numbers set forth in your letter.
Form 10-Q for the quarterly period ended June 30, 2009
Item 2. Management’s Discussion and Analysis, page 11
1.	In our Form 10-K for the period ended December 31, 2008, we reported that upclassification dossiers were necessary to retain the CE mark certification for 27 of our products, of which we had received approval for seven. Subsequently, upon analyzing our business goals and initiatives associated with these products, we decided to no longer pursue 12 of the 27 upclassification dossiers leaving 15 remaining necessary to retain the CE mark certification of which we had received approval for three as of August 4 (the filing date of our Form 10-Q for the quarterly period ended June 30, 2009).

As of today, we have received approval from the Notified Body on all but four of the upclassification dossiers. The revenues related to these remaining dossiers are immaterial (less than 1/2% of our 2008 global consolidated revenue). We are not aware of any issues related to the headquarters
Wright Medical Technology, Inc.     5677 Airline Road     Arlington, TN 38002     901.867.9971 phone          www.wmt.com

Mr. Kevin L. Vaughn
September 1, 2009

approval of these upclassification dossiers and currently expect to ultimately receive approval for all the products.
Item 4. Controls and Procedures
2.	In future filings, we will include the entire definition of disclosure controls and procedures as set forth in Rule 13a-15(e) of the Exchange Act. Below is what we plan to disclose in future filings.

Evaluation of Disclosure Controls and Procedures

We have established disclosure controls and procedures, as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934. Our disclosure controls and procedures are designed to ensure that material information relating to us, including our consolidated subsidiaries, is made known to our principal executive officer and principal financial officer by others within our organization. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures as of June 30, 2009 to ensure that the information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is accumulated and communicated to our management, including our principal executive officer and principal financial officer as appropriate, to allow timely decisions regarding required disclosure. Based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of June 30, 2009.

Change in Internal Control Over Financial Reporting

During the three months ended June 30, 2009, there were no significant changes in our internal control over financial reporting that materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.
Form 8-K filed August 3, 2009
3.	In future filings, we will provide disclosure as required by Item 10(c)(l)(i) of Regulation S-K for our non-GAAP financial measure of “net sales, excluding the impact of foreign currency” as follows. Below is an example of what we plan to disclose in future 8-K filings after the fifth paragraph directly above Restructuring Charges.

Foreign currency impact on net sales. We exclude the foreign currency impact on net sales compared to prior year from our non-GAAP measure, primarily because it is not reflective of our ongoing operating results, and it is not used by management for our internal budgeting process and evaluation of net sales performance. We further believe that excluding this item from our non-GAAP results is useful to investors in that it allows for period-over-period comparability.

In addition, we will modify the language under Income tax effects of the Foregoing as follows:

Income tax effects. This amount is used to present each of the amounts described above, except for foreign currency impact on net sales, on an after-tax basis consistent with the presentation of net income, as adjusted.
We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing; Staff Comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
headquarters
Wright Medical Technology, Inc.     5677 Airline Road     Arlington, TN 38002     901.867.9971 phone          www.wmt.com

Mr. Kevin L. Vaughn
September 1, 2009

We hope that our responses satisfactorily address your comments. If you have further comments or questions or require any additional information concerning this filing or the matters discussed herein, please contact me at 901-867-4527.
Very truly yours,
/s/ John K. Bakewell
John K. Bakewell
Executive Vice President and
Chief Financial Officer

cc:	Gary Henley, President and Chief Executive Officer
Jason Hood, Vice President, General Counsel and Secretary
Lance Berry, Vice President and Corporate Controller
Beverly Gates, Baker, Donelson, Bearman, Caldwell &Berkowitz, P.C.
Mike Landrum, KPMG LLP
headquarters
Wright Medical Technology, Inc.     5677 Airline Road     Arlington, TN 38002     901.867.9971 phone          www.wmt.com